UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MAY 9, 2008

ORDER DENYING CONFIDENTIAL TREATMENT
REQUEST UNDER RULE 24b-2
AND
NOTICE OF OPPORTUNITY TO PETITION
FOR REVIEW UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Internet America, Inc.
File No. 1-32273 - CF#21390

_____

The Division of Corporation Finance denied your request for confidential treatment of the information excluded from Exhibit 4.1 to the Form 8-K filed on December 11, 2007.

We denied your request because we concluded that the application did not comply with the requirements of Rule 24b-2, in that it failed to provide:

- an adequate analysis of the applicable exemption from disclosure under the Commission's rules and regulations adopted under the Freedom of Information Act, as required by 17 CFR 240.24b-2(b)(2)(ii);

- a specific stated date through which confidential treatment is sought, and a justification of the period of time for which confidential treatment is sought, as required by 17 CFR 240.24b-2(b)(2)(ii); and

- a written consent to the furnishing of the confidential portion to other government agencies, offices or bodies and to the Congress, as required by 17 CFR 240.24b-2(b)(2)(iii).

If you wish to petition the Commission under 17 CFR 201.431 for a review, you must submit the petition to the Office of the Secretary within 5 days after we mailed this Order. Otherwise, we will make the information for which you requested confidential treatment available to the public.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel